INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

June 19, 2018

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-225055)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 6, 2018, and by Mr. Jeff Foor of the staff of the Commission by telephone on June 8, 2018 on the Registrant’s registration statement filed on Form N-14 relating to the proposed reorganization of Phocas Real Estate Fund (the “Acquired Fund”), a series of Forum Funds II (the “Trust”), into AAM/Phocas Real Estate Fund, a series of the Registrant (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”), respectively.

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Acquiring Fund’s Form N-14 registration statement (the “Amendment”) that will be filed separately.

General

1.	Please confirm that the Registration Statement for the AAM/Phocas Real Estate Fund will be effective at the time of the Reorganization.

Response: The Registrant confirms that the Registration Statement for the AAM/Phocas Real Estate Fund will be effective at the time of the Reorganization.

Questions and Answers

2.	In the response to the question “Why is the Acquired Fund reorganizing into the Acquiring Fund?” please add disclosure regarding exclusions from the expense cap as well as elsewhere in the document whenever the expense cap is mentioned.

Response: The Registrant has added the requested disclosure.

3.	In the response to the question “Why is the Acquired Fund reorganizing into the Acquiring Fund?” please revise the Acquired Fund’s assets to be consistent with the assets included in the capitalization table.

Response: The Registrant has revised the assets listed in the response to be consistent with the assets contained in the capitalization table.

4.	In your written response, please indicate whether the Registrant is aware of any plans of redemptions of the Acquired Fund shares.

Response: The Registrant has received confirmation from Phocas Financial Corporation, the investment advisor to the Acquired Fund and investment sub-advisor to the Acquiring Fund, that it is not aware of any plans of redemptions of Acquired Fund shares prior to the Reorganization.

5.	With respect to the question “Will the Board and Service Providers Change?” since there will be a change in the Funds’ auditor following the Reorganization please provide the required disclosure regarding the change in auditor in the Acquiring Fund’s first shareholder report.

Response: The Registrant confirms the Acquiring Fund will provide the required disclosures in its first shareholder report following the Reorganization.

6.	In the response to the question “How will the Reorganization work?” you indicate that Phocas controls approximately 75% of the Acquired Fund’s shares and that Phocas intends to “echo” vote shares held in its clients’ separately managed accounts for which it has voting discretion. Please add direct disclosure that Phocas controls the vote.

Response: The Registrant has revised the third paragraph in the response to the question “How will the Reorganization work?” as follows:

As of June 15, 2018, the record date for the Special Meeting, Phocas controls approximately 88% of the Acquired Fund’s outstanding shares, and therefore may have the ability to control the vote on the proposal. Shares controlled by Phocas are held in its clients’ separately managed accounts for which Phocas has voting discretion (approximately 72% of the Acquired Fund’s outstanding shares), as well as by Phocas personnel and their family members and affiliates (approximately 16% of the Acquired Fund’s outstanding shares). Phocas expects shares held by Phocas personnel and their family members and affiliates to be voted in favor of the proposal. Phocas intends to “echo” vote shares held in its clients’ separately managed accounts for which it has voting discretion. This means Phocas will vote such shares in the same proportion as other Acquired Fund shareholders vote in favor of, and against, the proposal.

7.	Since gross expenses of the Acquiring Fund are higher than the Acquired Fund, please add this to the disclosure wherever total expenses are mentioned.

Response: The Registrant has added disclosure to the Questions & Answers and Combined Proxy Statement and Prospectus indicating that the Acquiring Fund has higher gross expenses than the Acquired Fund wherever the Acquiring Fund’s total expenses are discussed.

8.	In the response to the question “Who is paying for expenses related to the Special Meeting and the Reorganization?” please add disclosure that AAM will pay these costs even if the Reorganization is not consummated.

Response: The Registrant has added the requested disclosure.

Combined Proxy Statement and Prospectus

9.	On page 2 in the list of items incorporated by reference, the semi-annual report to shareholders of the Acquired Fund is not necessary since the Acquired Fund’s annual report is available.

Response: The Registrant has removed the semi-annual report from the list of documents incorporated by reference.

10.	Please confirm in your written response that the fees presented for the Acquired Fund and Acquiring Fund in the Fees and Expenses table are current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented are current fees in accordance with Item 3 of Form N-14.

11.	Please revise the items listed under Shareholder Fees in the Fees and Expenses table to be consistent with the Fees and Expenses table contained the Acquiring Fund’s Post-Effective Amendment No. 954 (“PEA 954”).

Response: The Registrant has revised the line items under Shareholder Fees to be consistent with the Fees and Expenses table contained in PEA 954.

12.	Please correct the Total Annual Fund Operating Expenses for the Acquiring Fund.

Response: The Registrant has corrected the figure for Total Annual Fund Operating Expenses to be 2.52% and Fees Waived and/or Expenses Reimbursed to 1.62%.

13.	The third sentence in footnote #2 to the Fees and Expenses table for Acquiring Fund (Pro forma) Class I Shares state the Fund’s adviser “is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the adviser. Please revise the sentence to indicate such recapture will be made within three years of such waiver or payment, or provide an analysis as to why three full fiscal years is appropriate.

Response: The Registrant has revised the sentence to indicate that the adviser is permitted to seek reimbursement from the Fund for a period ending three full years after the date of the waiver or payment.

14.	In the Comparison of Principal Investment Strategies section, please modify the disclosure for the Acquiring Fund to clarify that the Acquiring Fund invests in companies of any size market capitalization which primarily own, manage and invest in underlying real estate assets.

Response: The Registrant has revised the sentence as follows:

Under normal market conditions, the Acquiring Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities of equity real estate investment trusts (“REITs”) and companies of any size market capitalization which primarily own, manage and invest in underlying real estate assets.

15.	Please disclose if there are any valuation differences that would cause an adjustment to the assets on the Reorganization date. If there are valuation differences and the adjustments are material, it should be shown as an adjustment to the capitalization table.

Response: The Registrant confirms that there are no significant valuation differences that would cause an adjustment to the assets on the Reorganization date.

16.	In the discussion under Board Considerations Relating to the Proposed Reorganization please disclose whether the Board considered that the gross expenses of the Acquiring Fund would be higher than the Acquired Fund.

Response: The Registrant has modified the following bullet point:

•	that although the gross expenses of the Acquiring Fund were expected to be higher than the gross expenses of the Acquired Fund, ~~that~~ AAM had agreed to enter into an expense limitation agreement that would cap the Acquiring Fund’s investment advisory fee and operating expenses at levels significantly lower than the Acquired Fund’s current expenses (after waivers) for a period of ten years from the date of the Reorganization.

* * * * *

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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